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                                                                  Exhibit (g)(5)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

------------------------------------
MOHAMED YASSIN,


                    Plaintiff,
                                                    C.A. No. 16272NC
             -against-

METROMAIL CORPORATION, JONATHAN                     CLASS ACTION
P. WARD, SUSAN L. HENRICKS, ROBERT                  COMPLAINT
C. MCCORMACK, BARTON L. FABER,                      ------------
PETER F. MURPHY, R.R. DONNELLEY &
SONS COMPANY, THE GREAT UNIVERSAL
STORES, P.L.C., AND GREAT UNIVERSAL
ACQUISITION CORP.,


                   Defendants.
------------------------------------

          Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

          1. Plaintiff is a stockholder of defendant Metromail Corporation ("Metromail" or the "Company") and has been such at all times material hereto.

          2. Defendant Metromail is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 360 East 22nd Street, Lombard, Illinois. Metromail provides marketing-oriented consumer information and reference and software services to a wide variety of organizations in the direct mail, telephone and target
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marketing business. The Company has more than 22 million shares of common stock outstanding which trade on the New York Stock Exchange.

          3. Defendants Jonathan P. Ward, Susan L. Henricks, Robert C. McCormack, Barton L. Faber and Peter F. Murphy are directors of the Company and are referred to herein as the "Individual Defendants."

          4. Defendant R.R. Donnelley & Sons Company ("Donnelley") is located at 77 West Wacker Drive, Chicago, Illinois. It holds approximately 8,600,000 shares or 38.2% of the Company's common stock.

          5. As officers, directors and/or controlling stockholder of Metromail, Defendants have a fiduciary relationship and responsibility to plaintiff and the other public stockholders of Metromail and owe them the highest obligations of good faith, loyalty, fair dealing, due care and candor.

          6. Defendants The Great Universal Stores P.L.C., a corporation organized under the laws of England ("Parent"), and Great Universal Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (collectively, "Great Universal") have entered into a stock purchase agreement (the "Stock Purchase Agreement") with Donnelley to acquire the Company. Defendant Great Universal is aiding and abetting the fiduciary breaches complained of herein.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

      7. Plaintiff brings this action on his own behalf and as a class action pursuant to rule 23 of the Court of Chancery on behalf of all common stockholders of Metromail, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants and their affiliates.

     8. This action is properly maintainable as a class action because:

        a. The Class is so numerous that joinder of all members is impracticable. There are thousands of Metromail record and beneficial stockholders who are located throughout the United States;

        b. There are questions of law and fact which are common to the Class including: whether defendants have engaged or are continuing to act in a manner calculated to harm Metromail's public stockholders; and whether plaintiff and the other Class members would be irreparably damaged if defendants are not enjoined in the manner described below;

        c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protects the interests of the Class; and

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                               CLAIM FOR RELIEF
                               ----------------

          9. On March 12, 1998, Great Universal entered into (i) a Stock Purchase Agreement (the "Donnelley Stock Purchase Agreement"), with Donnelley, pursuant to which Donnelley agreed, upon the terms and conditions set forth therein, to sell its Metromail shares to Great Universal, to vote such shares in the manner specified in the Donnelley Stock Purchase Agreement with respect to certain matters and to appoint Great Universal as Donnelley's proxy to vote such shares in certain circumstances, and (ii) Stock Purchase Agreements (the "Executive Stock Purchase Agreements") with Barton L. Faber, Chairman of the Board of Metromail; Thomas J. Quarles, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of the Company; and Ronald G. Eidell, the Senior Vice President and Chief Financial Officer of the Company (the "Executives") who beneficially own an aggregate of 493,634 shares, or approximately 2.2% of the shares outstanding, pursuant to which the Executives agreed, upon the terms and conditions set for therein, to tender or otherwise sell to Great Universal the shares beneficially owned by them, to vote such shares in the manner specified in the Executive Stock Purchase Agreements with respect to certain matters and to appoint Great Universal as their proxy to vote such shares in certain circumstances.

                                       4
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     10. At the same time, the Company and Great Universal entered into a definitive agreement (the "Agreement") which provides that Great Universal will acquire Metromail for $31.50 a share in cash through a tender offer and follow-up merger. The transaction is valued at $800 million, including the assumption of debt and has been approved by the boards of both companies. If the deal is terminated, the Company has agreed to pay Great Universal a $15 million fee (the "Termination Fee"), plus an amount equal to Great Universal's actual documented out-of-pocket fees and expenses.

     11. On March 18, 1998 American Business Information, Inc. ("ABI") which provides business and marketing information in the U.S. and Canada, announced that it had offered $850 million, or $33 a share, in cash and assumed debt for Metromail and sued to halt Metromail's planned acquisition by Great Universal.

     12. The agreements described above demonstrate that Metromail's Directors have no intention to entertain competing offers by ABI or any other potential suitors. They have failed to maximize stockholder value, and have attempted to place unwarranted and improper restrictions on the bidding process for Metromail.

     13. It is the Individual Defendants' fiduciary obligation to take all reasonable steps necessary to maximize stockholder value, including, but not limited to cooperating with any person or entity, such as ABI, having a bona

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fide interest in proposing a transaction which would maximize stockholder value, including but not limited to a merger, buyout or takeover of the company.

     14. In refusing to give fair consideration to ABI's interest in acquiring Metromail, the individual defendants have violated their fiduciary duties owed to the public stockholders of Metromail. In light of the foregoing, the Individual Defendants must:

          a. Undertake an appropriate evaluation of Metromail's worth as an acquisition candidate;

          b. Act independently so that the interests of Metromail's public stockholders will be protected;

          c. Take all appropriate steps to enhance Metromail's value and attractiveness as a merger/acquisition candidate; and

          d. Take all appropriate steps to effectively expose Metromail to the marketplace in an effort to create an active auction for Metromail, including but not limited to engaging in serious negotiations with ABI or its representatives,

     15. Defendant Great Universal has aided and abetted and induced the breaches of fiduciary duty by the other defendants to allow Great Universal to purchase the public stockholders' stake at the lowest possible price.

                                       6

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          16.  As a result of defendants' failure to fulfill their fiduciary duties, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their proportionate share of the value of the Company's assets and business, and have been and will be prevented from obtaining a fair price for their investment in Metromail.

          17. Unless enjoined by the Court, the individual defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

          18. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Enjoining preliminarily and permanently, the proposed transaction complained of herein;

          C. To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

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          D.   Directing that defendants account to plaintiff and the Class for all damages caused to them, and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

          E.   Awarding to plaintiff the costs and disbursements of this action,

including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F.   Granting such other and further relief as the Court deems

appropriate.



                                     ROSENTHAL, MONHAIT, GROSS
                                           & GODDESS, P.A.

                             BY: /s/ Joseph A. Rosenthal
                                 --------------------------------
                                     Joseph A. Rosenthal
                                     919 North Market Street
                                     Suite 1401
                                     Mellon Bank Center
                                     Wilmington, Delaware 19801
                                     (302) 656-4433

                                     Attorneys for Plaintiff


OF COUNSEL:

FARUQI & FARUQI, LLP
415 Madison Avenue
New York, New York 10017
Telephone: (212) 986-1074


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